Exhibit 1

For Immediate Release

July 30, 2007

CanWest MediaWorks Closes Sale of Radio Stations to Corus Entertainment

Toronto, Ontario – CanWest MediaWorks Inc. announced today that it has completed the sale of its two existing radio stations in Canada, 99.1 Cool FM (CJZZ) in Winnipeg, Manitoba and 91.5 The Beat FM (CKBT) in Kitchener Ontario, to Corus Entertainment for an aggregate cash price of approximately $15 million.

About CanWest MediaWorks Inc.

CanWest MediaWorks Inc. is a wholly-owned subsidiary of CanWest Global Communications Corp, (CanWest) (TSX: CGS and CGS.A, www.canwestglobal.com). CanWest is an international media company. In addition to owning the Global Television network, CanWest is Canada’s largest publisher of English language daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia, Singapore, Indonesia, Turkey, the United States and the United Kingdom.

For Further Information:

Deb Hutton, SVP Corporate Communications
416-383-2442 dhutton@canwest.com